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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)
Information to be included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Guideline, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
401716105
(CUSIP Number)
John R. Houston, Esq.
Robins, Kaplan, Miller & Ciresi L.L.P.
2800 LaSalle Plaza
800 LaSalle Avenue
Minneapolis, MN 55402-2015
612-349-8500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 28, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	401716105	Page	2	of	10

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
infoUSA Inc. (#47-0751545)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		15,018,659 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

15,018,659 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

15,018,659 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

63.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	401716105	Page	3	of	10

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Knickerbocker Acquisition Corp. (TIN applied for)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

New York

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		15,018,659 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

15,018,659 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

15,018,659 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

63.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No. 401716105	Page 4 of 10
ITEM 1. SECURITY AND ISSUER
     The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $0.0001, of Guideline, Inc., a New York corporation (“Issuer”). Issuer’s principal executive offices are located at 625 Avenue of the Americas, New York, NY 10011.
ITEM 2. IDENTITY AND BACKGROUND
     This Schedule 13D is being filed by infoUSA Inc., a Delaware corporation (“infoUSA”) and Knickerbocker Acquisition Corp., a New York corporation and a wholly-owned subsidiary of infoUSA (“Purchaser” and collectively, the “Reporting Persons”). The business address of the Reporting Persons is 5711 South 86th Circle, Omaha, Nebraska 68127. infoUSA is the leading provider of business and consumer information products, database marketing services, data processing services and sales and marketing solutions. Purchaser was formed for the sole purpose of merging with and into Issuer.
The directors of infoUSA and their principal occupations are as follows:

Vinod Gupta, Chairman of the Board and Chief Executive Officer of infoUSA, 5711 South 86th Circle, Omaha, Nebraska 68127.

Bill L. Fairfield, Chairman of DreamField Capital Ventures, LLC, 206 Fairacres Road, Omaha, Nebraska 68132.

Anshoo S. Gupta, President of JAG Operations, L.L.C., P.O. Box 94323, Las Vegas, Nevada 89193.

Dr. George F. Haddix, Chairman and Chief Executive Officer of PKW Holdings, Inc. and PKWARE, INC., 648 N. Plankinson Avenue, Milwaukee, Wisconsin 53203.

Elliot S. Kaplan, Senior Partner, Robins, Kaplan, Miller & Ciresi L.L.P., 2800 LaSalle Plaza, 800 LaSalle Avenue, Minneapolis, Minnesota 55402.

Dr. Vasant H. Raval, Professor and Chair, Department of Accounting, Creighton University, 2500 California Plaza, Omaha, Nebraska 68178.

Bernard W. Reznicek, President and Chief Executive Officer, Premier Enterprises, 1524 North 141st Avenue, Omaha, Nebraska 68154.

Dennis P. Walker, President and Chief Executive Officer, Jet Linx Aviation, 3910 Amelia Earhardt Plaza, Omaha, Nebraska 68110.
     The executive officers of infoUSA are Vinod Gupta (Chairman of the Board and Chief Executive Officer), Fred Vakili (Executive Vice President of Administration and Chief Administrative Officer), Stormy L. Dean (Chief Financial Officer), Monica Messer (Chief

CUSIP No. 401716105	Page 5 of 10
Operations Officer and President, Data Group), Edward C. Mallin (President, Services Group), Gerard Miodus (President, Opinion Research), Dr. Greg Mahnke (President, Macro International), and John Longwell (General Counsel and Secretary). The principal business address of each of the executive officers of infoUSA is 5711 South 86th Circle, Omaha, Nebraska 68127.
     The directors of Purchaser are Vinod Gupta and Fred Vakili, whose principal occupations are, respectively, Chairman of the Board and Chief Executive Officer of infoUSA and Executive Vice President of Administration and Chief Administrative Officer of infoUSA. The executive officers of Purchaser are Vinod Gupta (Chief Executive Officer and President), Fred Vakili (Executive Vice President of Administration, Chief Administrative Officer, and Secretary) and Stormy L. Dean (Chief Financial Officer). The principal business address of each of the directors and executive officers of Purchaser is 5711 South 86th Circle, Omaha, Nebraska 68127.
     During the last five years, none of the Reporting Persons nor any of the executive officers and directors of the Reporting Persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of being a party to a civil proceeding of a judicial or administrative body of competent jurisdiction. Each of the directors and officers of the Reporting Persons is a United States citizen.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Consideration for Shares Subject to the Shareholder Support Agreement
     On June 28, 2007, infoUSA announced that it had entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 28, 2007, by and among the Reporting Persons and the Issuer. Pursuant to the Merger Agreement, Purchaser will commence a cash tender offer to acquire (i) all of the issued and outstanding shares of common stock, par value $0.0001 per share, of the Issuer (the “Common Shares”), at a price of $1.35 per Common Share, in cash and (ii) all of the issued and outstanding shares of Series A Preferred Stock, par value $0.0001 per share, of the Issuer (the “Preferred Shares” and, along with the Common Shares, the “Shares”), at a price equal to the liquidation preference of $1.50 per share and accrued dividends thereon, in cash (the “Offer”). Following completion of the Offer, Purchaser will be merged with and into the Issuer, with the Issuer becoming a wholly-owned subsidiary of infoUSA (the “Merger”). In the Merger, all Shares not tendered to Purchaser in the Offer will be converted into the right to receive the cash amount payable in the Offer without interest. The Offer and the Merger are subject to the satisfaction of customary closing conditions, including there being validly tendered at least 66 2/3% of the outstanding Shares on a fully-diluted basis.

CUSIP No. 401716105	Page 6 of 10
     Concurrently with the execution of the Merger Agreement, the Reporting Persons entered into Shareholder Support Agreements, each dated as of June 28, 2007, with (i) Petra Mezzanine Fund, (ii) Special Situations Fund III Q.P., L.P., and certain of its affiliates, (iii) Wynnefield Partners Small Cap Value, L.P. and certain of its affiliates, (iv) Marlin Equities, LLC and one of its affiliates, (v) David Walke, (vi) Marc Litvinoff, (vii) Douglas House, (viii) Peter Hooper, and (ix) Andy Garvin, in their capacities as shareholders of Issuer (collectively, the “Shareholders”). The purpose of the Shareholder Support Agreements is to facilitate the consummation of the transactions contemplated by the Merger Agreement. The Reporting Persons made the execution of the Shareholder Support Agreements a condition to entering into the Merger Agreement, but the Shareholders did not otherwise receive any consideration from the Reporting Persons as an inducement to enter into the Shareholder Support Agreements.
     The Shareholder Support Agreements apply to all securities of Issuer beneficially owned by the Shareholders as of the date of the Shareholder Support Agreements or acquired thereafter, including any shares of Issuer’s common stock issuable pursuant to restricted stock awards or upon exercise of options and warrants held by the Shareholders. Under the Shareholder Support Agreements, the Shareholders have agreed to vote all of their Shares in favor of approval and adoption of the Merger Agreement, against any proposal or transaction which could prevent or delay the consummation of the Merger, and against any corporate action which would frustrate the purposes of, or prevent or delay the consummation of, the Merger. The Shareholder Support Agreements prohibit the Shareholders from directly or indirectly soliciting, initiating, encouraging, or taking any other action intended to facilitate or with the reasonably foreseeable effect of facilitating, a competing proposal to acquire more than 10% of the Issuer’s assets or capital stock, participating in any discussions or negotiations regarding any such competing proposal, furnishing any information that would facilitate or have the reasonably foreseeable effect of facilitating any such competing proposal, or entering into any agreement regarding or otherwise endorsing any such competing proposal.
     Except for the Shareholder Support Agreement entered into by Special Situations Fund III Q.P., L.P. and its affiliates, the Shareholder Support Agreements also include the grant of a proxy by the Shareholders to Purchaser to enable Purchaser to direct the voting of all Shares subject thereto with respect to the Merger and related matters. Under the Shareholder Support Agreements, the Shareholders are also prohibited from transferring any of the Issuer’s securities, except that under certain circumstances and subject to certain limitations, Special Situations Fund III Q.P., L.P. and its affiliates can sell up to 1,750,000 Shares. Other than with respect to the matters described in, and subject to the limitations set forth in, the Shareholder Support Agreements, the Reporting Persons do not have the right to vote or direct the vote, or to dispose or to direct the disposition of any of the Shares subject thereto.
     The Shareholder Support Agreements terminate automatically, without any notice or other action by any party, upon the earliest to occur of (i) tender and acceptance of the Shares pursuant to the Offer, (ii) the consummation of the Merger, or (iii) the termination of the Merger Agreement. Shareholders will also have the right to terminate the Shareholder Support Agreements immediately following (x) any change in the nature of the consideration payable in the Offer or the Merger, (y) any decrease in consideration payable in the Offer or the Merger or (z) any increase in the consideration payable the Shareholders for the Shares that is not made equally available to holders of all shares of the

CUSIP No. 401716105	Page 7 of 10
Issuer’s capital stock of the same class or series. Special Situations Fund III Q.P., L.P. and its affiliates are also entitled to terminate the Shareholder Support Agreement to which they are a party if the Reporting Persons breach such Shareholder Support Agreement and do not cure such breach within two business days.
Consideration for Common Shares Issuable Pursuant to Exercise of Top-Up Stock Option
     In the Merger Agreement, the Issuer has granted to Purchaser an option (the “Top-Up Stock Option”) to purchase a number of Common Shares that, when added to the number of Common Shares owned by the Reporting Persons immediately following the completion of the Offer, will constitute more than 90% of the Common Shares outstanding on a fully-diluted basis (assuming the issuance of the shares issued upon exercise of the Top-Up Stock Option), at a purchase price per share equal to the price paid per Common Share in the Offer. The Top-Up Stock Option may only be exercised if Purchaser has accepted for payment at least 90% of the outstanding Preferred Shares in the Offer and if exercise thereof will result in the ownership by the Reporting Persons of more than 90% of the shares of the Common Shares on a fully-diluted basis. The Top-Up Stock Option may not be exercised for a number of Common Shares that would require the approval of the Issuer’s shareholders under applicable law, or that exceeds the number of Common Shares authorized in the Issuer’s certificate of incorporation. The Reporting Persons disclaim beneficial ownership of these Common Shares.
     References to, and descriptions of, the Merger Agreement and the Shareholder Support Agreements set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Shareholder Support Agreements included as Exhibit 1, 2, 3 and 4, respectively, to this Schedule 13D, each of which is incorporated herein by reference in its entirety where such references appear.
ITEM 4. PURPOSE OF TRANSACTION
     (a) – (b) As described in Item 3 above, this Schedule 13D relates to the Shareholder Support Agreements and the Top-Up Stock Option, the purpose of which are to assist the Reporting Persons in consummating the Merger pursuant to the Merger Agreement.
     (c) Not applicable
     (d) Upon consummation of the Offer, the Reporting Persons have the right to designate a number of directors on Issuer’s board of directors (and each committee of Issuer’s board of directors and the boards of directors of its subsidiaries) as will give the Reporting Persons representation on Issuer’s board of directors proportional to the number of Shares purchased by Purchaser compared to to the number of Shares outstanding. The Issuer has agreed to either increase the size of its board of directors or use its reasonable best efforts to secure resignations from such number of directors as is necessary to provide the Reporting Persons with this level of representation, and to cause the designees of the Reporting Persons to be elected.

CUSIP No. 401716105	Page 8 of 10
     Upon consummation of the Merger, the directors of Purchaser will be the directors of the surviving corporation until their respective successors are duly elected and qualified, and the officers of the Issuer will remain in their respective offices until their respective successors are duly elected and qualified. The directors of Purchaser were appointed by infoUSA and are identified in Item 2 above.
     (e) Other than as a result of the Merger, not applicable.
     (f) Not applicable.
     (g) Upon consummation of the Merger, the Certificate of Incorporation and Bylaws of Purchaser will be the certificate of incorporation and bylaws of the surviving corporation until thereafter amended in accordance with applicable law.
     (h – i) Upon consummation of the Merger, all Common Shares will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Purchaser will cause the Common Shares to cease to be authorized for quotation and traded on the OTC Bulletin Board and The Pink Sheets LLC.
     (j) Other than as described above, the Reporting Persons currently have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) – (i) of Schedule 13D, inclusive.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     (a) – (b) Under the definition of “beneficial ownership” as set forth in Rule 13d-3 of the Exchange Act, the Reporting Persons may each be deemed to have shared voting power and shared dispositive power with respect to (and therefore beneficially own) 12,379,450 outstanding Common Shares, inclusive of 333,333 Preferred Shares, which are convertible into 467,787 Common Shares, as well as 2,067,262 Common Shares issuable pursuant to vested warrants and 571,947 Common Shares issuable pursuant to restricted stock awards and options that are vested or will vest within 60 days of the date of the Merger Agreement, or a total of 63.1% of Issuer’s outstanding Common Shares as of June 28, 2007. The foregoing percentage was calculated based on the outstanding Common Shares and Preferred Shares as of June 28, 2007 as represented by Issuer in the Merger Agreement plus Common Shares issuable pursuant to restricted stock awards or pursuant to exercise of options and warrants held by parties to the Shareholder Support Agreements, but not including Common Shares subject to other restricted stock awards, options and warrants. The Reporting Persons are not entitled to any rights as a shareholder of Issuer with respect to the Shares subject to the Shareholder Support Agreements, and expressly disclaim any beneficial ownership of such Shares.
     In the event the Reporting Persons exercise the Top-Up Stock Option described in Item 3 above, they will have sole voting power and sole dispositive power over the Common Shares issued upon exercise.

CUSIP No. 401716105	Page 9 of 10
     (c) Neither the Reporting Persons nor any of their respective directors or executive officers have effected any transaction in Common Shares during the past 60 days.
     (d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends or proceeds from the sale of the Common Shares beneficially owned by the Reporting Persons on the date of this Schedule 13D.
     (e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER
     Other than the Merger Agreement and the Shareholder Support Agreements, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to securities of Issuer that would be required to be reported under this Item.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
     The following documents are filed as exhibits:
1.	Agreement and Plan of Merger, dated June 28, 2007, by and among infoUSA Inc., Knickerbocker Acquisition Corp. and Guideline, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of infoUSA Inc. dated July 5, 2007)

2.	Shareholder Support Agreement, dated June 28, 2007, by and between infoUSA Inc., Knickerbocker Acquisition Corp., Special Situations Fund III Q.P., L.P., Special Situations Fund III, L.P., Special Situations Private Equity Fund, L.P. and Special Situations Cayman Fund, L.P. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K of infoUSA Inc. dated July 5, 2007)

3.	Shareholder Support Agreement, dated June 28, 2007, by and between infoUSA Inc., Knickerbocker Acquisition Corp., and David Walke (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K of infoUSA Inc. dated July 5, 2007)

4.	Shareholder Support Agreement, dated June 28, 2007, by and between infoUSA Inc., Knickerbocker Acquisition Corp., Petra Mezzanine Fund, Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, Wynnefield Small Cap Value Offshore Fund, Ltd., Channel Partnership II, L.P., Marlin Equities, LLC, Martin Franklin, Mark Litvinoff, Douglas House, Peter Hooper, and Andrew Garvin (incorporated by reference to Exhibit 2.4 to the Current Report on Form 8-K of infoUSA Inc. dated July 5, 2007)

CUSIP No. 401716105	Page 10 of 10
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 9, 2007	infoUSA INC.

/s/ STORMY L. DEAN
(Signature)

Stormy L. Dean, Chief Financial Officer
(Name and Title)

KNICKERBOCKER ACQUISITION CORP.

/s/ STORMY L. DEAN

(Signature)

Stormy L. Dean, Chief Financial Officer
(Name and Title)